Exhibit 3.1B

CERTIFICATE OF RETIREMENT OF SERIES ONE ESOP

CONVERTIBLE PREFERENCE STOCK

OF

CVS HEALTH CORPORATION

Pursuant to Section 243(b)

of the General Corporation Law

of the State of Delaware

CVS Health Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), HEREBY CERTIFIES as follows:

1. As of December 31, 2009, all 6,688,494 shares of the Series One ESOP Convertible Preference Stock, par value $1 per share, of the Corporation (the “Series One Preference Stock”), which had previously been issued and outstanding, had been converted into shares of the Corporation’s Common Stock, par value $.01 per share, pursuant to the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, as amended.

2. The Amended and Restated Certificate of Incorporation of the Corporation, as amended, provides that any shares of Series One Preference Stock acquired by the Corporation by reason of their conversion shall be retired as shares of Series One Preference Stock and shall be restored to the status of authorized but unissued shares of Preference Stock of the Corporation, undesignated as to series, and may thereafter be reissued as part of a new Series of such Preference Stock as permitted by law.

3. Accordingly, pursuant to the provisions of Section 243(b), upon the effective date of the filing of this Certificate of Retirement, the Certificate of Incorporation of the Corporation shall be amended so as to eliminate therefrom all reference to the Series One Preference Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Retirement to be signed by Colleen M. McIntosh, its duly authorized officer, this 4th day of June, 2018.

CVS Health Corporation

By:	/s/ Colleen M. McIntosh
Name: Colleen M. McIntosh
Title: Senior Vice President, Secretary and
Asst. General Counsel